August 20, 2024

Kendrew Hartanto
Chief Executive Officer
BrilliA Inc
220 Orchard Road
Unit 05-01, Midpoint Orchard
Singapore 238852

       Re: BrilliA Inc
           Amendment No. 4 to Draft Registration Statement on Form F-1 Submitted August 13, 2024
           CIK No. 0002000230
Dear Kendrew Hartanto:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 17, 2024 letter.

Amendment No. 4 to Draft Registration Statement on Form F-1
Capitalization, page 30

1. Please refer to the total capitalization amount in the pro forma as adjusted column. It appears the amount should be revised to equate with the total shareholders' equity amount of $15.6 million.

March 31, 2024 Audited Financial Statements of MAP
Report of Independent Registered Public Accounting Firm, page F-33

2. Please obtain an audit opinion that includes a complete date with month, day, and year.
       The current disclosure included in your amendment presents a date of July XX, 2024.
 August 20, 2024
Page 2

Signatures, page II-5

3. Despite your response to prior comment 2, it does not appear that your registration statement has been signed by anyone in the capacity of principal accounting officer or controller; accordingly we reissue our comment. Please revise to identify the individual signing in the capacity of your principal accounting officer or controller. If someone is signing in more than one capacity (e.g., both as principal financial and accounting officer), indicate each capacity in which such person is signing. Refer to the Instructions to Signatures on Form F-1.
       Please contact Beverly Singleton at 202-551-3328 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Jennifer Angelini at 202-551-3047 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing